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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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Harsco Corporation
(Exact name of registrant as specified in its charter)

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Delaware	001-03970	23-1483991
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

350 Poplar Church Road, Camp Hill, Pennsylvania	17011
(Address of principal executive offices)	(Zip Code)

Russell C. Hochman (717) 763-7064
(Name and telephone number, including area code, of the person to contact in connection with this report).

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]	Rule 13p-1 under the Securities Exchange Act (17 CFP 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
Harsco Corporation (“Harsco” or the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Harsco is a diversified, multinational provider of industrial services and engineered products serving global industries that are fundamental to worldwide economic growth and infrastructure development. The Company has locations in approximately 35 countries, including the United States.

Reasonable Country of Origin Inquiry

Under Securities and Exchange Commission (“SEC”) regulations, if any “conflict minerals” (as defined below) are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured, the Company must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those “conflict minerals” that is reasonably designed to determine whether any of the “conflict minerals” originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or are from recycled or scrap sources. The SEC defines the term “conflict minerals” to mean:

(i) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the DRC or an adjoining country; or

(ii) Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country.

The Company has conducted a good faith RCOI regarding conflict minerals included in the Company’s products and, as to certain products, has conducted additional due diligence within the meaning of the SEC’s conflict minerals rule. The results of those inquiries are described in a Conflict Minerals Report, which is attached to this Form SD as Exhibit 1.01. The results of Harsco’s RCOI, as well as the Company’s additional due diligence regarding the sources of conflict minerals, is disclosed in the Company’s Conflict Minerals Report for the period from January 1, 2014 to December 31, 2014, filed herewith as Exhibit 1.01, and publically available on the Company’s website, at www.harsco.com. The information contained in, and that can be accessed through, the website is not, and shall not be deemed to be, part of this Form SD or incorporated into any other filings Harsco makes with the SEC.

Item 1.02    Exhibit.

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2. Exhibits

Item 2.01    Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of Harsco Corporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

HARSCO CORPORATION

Date:	June 1, 2015	By:	/s/ Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Harsco Corporation